40-33

MORRISON & FOERSTER LLP

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RECD S.E.C.
JAN 7 - 2004
1086

January 7, 2004

Writer's Direct Dial Number

(202) 887-8773

04005042

PROCESSED
JAN 14 2004
THOMSON
FINANCIAL

Via Hand Delivery

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Nations Funds Trust
Registration Nos. 333-89661; 811-09645
Nations Separate Account Trust
Registration Nos. 333-40265; 811-08481
Nations Master Investment Trust
Registration No. 811-09347

Dear Ladies/Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we are transmitting herewith for filing copies of the following pleadings:

1. Derivative Complaint: Raj Sanyal bringing suit "derivatively on behalf of Nations International Equity Fund" vs. William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Cornelius J. Pings, A. Max Walker, Charles B. Walker, Edmund L. Benson, III, Robert H. Gordon, James B. Sommers, Thomas S. Word, Jr., Edward D. Bedard, Gerald Murphy, Robert B. Carroll, INVESCO Global Asset Management, Putnam Investment Management, Bank of America Corporation, Marsico Capital Management, LLC, Banc of America Advisors, LLC, Banc of America Capital Management, LLC, as defendants; and Nations Funds Trust, as nominal defendant.

2. Amended Complaint removing Banc of America Capital Management, LLC and Nations Fund Inc. International Value Fund as defendants: Robert Garfield bringing suit "on behalf of himself and all others similarly situated" vs. Janus Capital Corporation, Strong Capital Management, Inc., Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, LTD, and John Does 1-100, as defendants; and Janus funds and Strong funds, as nominal defendants.

3. Pleadings relating to Robert K. Finnell, et al. vs. Bank of America Corporation, et al.:

- Notice of Allocation and Assignment
- Notice of Motion Before the Judicial Panel on Multidistrict Litigation for Transfer and For Coordination or Consolidation of Pretrial Proceedings Pursuant to 28 U.S.C § 1407.
- Notice of Response of the Bank of America Defendants to Plaintiff Jean Marie Maggi's Motion for Transfer and Coordination Pursuant to 28 U.S.C § 1407.

We understand that this filing will be logged into your system as Form type 40-33. If you have any questions, please contact the undersigned at the number indicated above.

Very truly yours,

Steven G. Cravath

cc: Francis E. Dalton
Linda B. Stirling
Joyce M. Pickholz

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

IN THE GENERAL COURT OF JUSTICE
SUPERIOR COURT DIVISION
03-CVS-19622

FILED S.D.C.

JAN 7 - 2004

RAJ SANYAL, Derivatively ~~On Behalf of~~ NATIONS INTERNATIONAL EQUITY FUND,

Plaintiff,

vs.

WILLIAM P. CARMICHAEL, WILLIAM H. GRIGG, THOMAS F. KELLER, CARL E. MUNDY, JR., CORNELIUS J. PINGS, A. MAX WALKER, CHARLES B. WALKER, EDMUND L. BENSON, III, ROBERT H. GORDON, JAMES B. SOMMERS, THOMAS S. WORD, JR., EDWARD D. BEDARD, GERALD MURPHY, ROBERT B. CARROLL, INVESCO GLOBAL ASSET MANAGEMENT, PUTNAM INVESTMENT MANAGEMENT, BANK OF AMERICA CORPORATION, MARSICO CAPITAL MANAGEMENT, LLC, BANC OF AMERICA ADVISORS, LLC, BANC OF AMERICA CAPITAL MANAGEMENT, LLC,

Defendants

- and -

NATIONS FUNDS TRUST, a Delaware Trust,

Nominal Defendant.

DERIVATIVE COMPLAINT
(JURY TRIAL REQUESTED)

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Nations International Equity Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October

1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. This Court has subject matter jurisdiction over this action.

3. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual which has sufficient minimum contacts with North Carolina so as to render the exercise of jurisdiction by the North Carolina courts permissible under traditional notions of fair play and substantial justice.

4. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants' primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to the Fund occurred in this County and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities which had an effect in this County.

SUMMARY OF THE ACTION

5. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

6. Plaintiff Raj Sanyal is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

7. Nominal defendant Nations Funds Trust ("Nations Funds") is a Delaware trust existing under the laws of the State of Delaware with its headquarters located at One Bank of America Plaza, Charlotte, North Carolina.

8. Defendant William P. Carmichael ("Carmichael") was, at all times relevant hereto, a trustee of the Fund. Carmichael is a citizen of Illinois.

9. Defendant William H. Grigg ("Grigg") was, at all times relevant hereto, a trustee of the Fund. Grigg is a citizen of North Carolina.

10. Defendant Thomas F. Keller ("Keller") was, at all times relevant hereto, a trustee of the Fund. Keller is a citizen of North Carolina.

11. Defendant Carl E. Mundy, Jr. ("Mundy") was, at all times relevant hereto, a trustee of the Fund. Mullen is a citizen of Virginia.

12. Defendant Cornelius J. Pings ("Pings) was, at times relevant hereto, a trustee of the Fund. Pings is a citizen of California.

13. Defendant A. Max Walker ("Max Walker") was, at times relevant hereto, a trustee of the Fund. Max Walker is a citizen of Georgia.

14. Defendant Charles B. Walker ("Charles Walker") was, at times relevant hereto, a trustee of the Fund. Charles Walker is a citizen of Virginia.

15. Defendant Edmund L. Benson, III ("Benson") was, at times relevant hereto, a trustee of the Fund. Benson is a citizen of Virginia.

16. Defendant Robert H. Gordon ("Gordon") was, at times relevant hereto, a trustee and officer of the Fund. Gordon is a citizen of New York.

17. Defendant James B. Sommers ("Sommers") was, at times relevant hereto, a trustee of the Fund. Sommers is a citizen of North Carolina.

18. Defendant Thomas S. Word, Jr. ("Word") was, at times relevant hereto, a trustee of the Fund. Word is a citizen of Virginia

19. Defendant Edward D. Bedard ("Bedard") was, at times relevant hereto, an officer of the Fund. Bedard is a citizen of North Carolina.

20. Defendant Gerald Murphy ("Murphy") was, at times relevant hereto, an officer of the Fund. Murphy is a citizen of North Carolina.

21. Defendant Robert B. Carroll ("Carroll) was, at times relevant hereto, an officer of the Fund. Carroll is a citizen of North Carolina.

22. The Defendants listed in ¶¶8-21 are collectively referred to herein as the "Individual Defendants."

23. Defendant Invesco Global Asset Management ("Invesco") was, at times relevant hereto, registered as an investment advisor under the Investment Advisors Act, and at relevant times managed and advised the Fund. Invesco is a citizen of Texas.

24. Defendant Putnam Investment Management ("Putnam") is registered as an investment advisor under the Investment Advisors Act, and at relevant times managed and advised the Fund. Putnam is a citizen of Massachusetts.

25. Defendant Bank of America Corporation ("Bank of America") is a bank and financial holding company that provides a diversified range of banking and non-banking financial services and products. Bank of America controls and is the ultimate parent of the Fund. Bank of America is a citizen of North Carolina.

26. Defendant Marsico Capital Management, LLC ("Marsico Capital") is registered as an investment adviser under the Investment Advisers Act and, at relevant times, managed and advised the Fund. Its principal place of business is located at 1200 17th Street, Suite 1300, Denver, CO 80202. Marsico is a citizen of Colorado.

27. Defendant Banc of America Advisors, LLC ("BA Advisors") is registered as an investment adviser under the Investment Advisers Act and, at relevant times, managed and advised the Fund. Its principal place of business is located at One Bank of America Plaza, Charlotte, North Carolina. BA Advisors is a citizen of North Carolina.

28. Defendant Banc of America Capital Management, LLC ("Banc Capital Management") is registered as an investment adviser under the Investment Advisers Act and, at relevant times,

managed and advised the Fund until April 1, 2002. Its principal place of business is located at One Banc of America Plaza, Charlotte, North Carolina. Banc America Capital is a citizen of North Carolina.

29. The Defendants listed in ¶¶23-28 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

30. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

31. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

32. Each officer, trustee and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as officers, trustees and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

33. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, trustees, and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

34. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

35. To discharge their duties, the officers, trustees and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls

of the financial affairs of the Fund. By virtue of such duties, the officers, trustees, and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

36. Each defendant, by virtue of his, her, or its position as an officer, trustee, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers trustees and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, trustees and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Fund's fiduciaries during the Relevant Period.

37. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

38. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

39. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, trustee and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

40. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

41. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, officer, trustee and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

42. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, trustees and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

43. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

44. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Marsico Capital, BA Advisors, Banc America Capital and Invesco, as managers of the Fund, profited from fees they charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Nations Funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor

Defendants to the favored investors for the purpose of financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

45. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

46. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

47. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

48. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

49. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

50. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

51. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

52. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

53. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long term investor losses.
>
> [Bank of America] (1) set Canary up with a state of the art electronic trading platform ... (2) gave Canary permission to time its own mutual fund family, "the Nations Funds," (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary the derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of Bank of America that serviced Canary made millions themselves.

54. The Spitzer Complaint further alleged that Canary entered into agreements with numerous other mutual fund families allowing them to time many different mutual funds. Typically, Canary would agree with the fund manager on target funds to be timed — often international and equity funds offering time zone or liquidity arbitrage — and then move the timing money quickly

between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many millions of dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund or moving in between. In addition, sometimes the manager would waive any applicable redemption fees. By doing so, the manager could, and did, directly deprive the fund of money that would have partially reimbursed the fund for the impact of trading.

49. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long term investors $5 billion a year. The practice of placing late trades, [which Mr. Stern was accused of at [Bank of America]], also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets close that were likely to raise or lower the funds' share price.

50. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding

about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

51. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

52. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Fund's policies on late trading and timed trading.

53. Prior to investing in any of the Nations Funds, including the Fund, plaintiff was entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Nations Funds' policies on timed trading.

54. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> HOW SHARES ARE PRICED
>
> All transactions are based on the price of [a Fund's] shares - or its net asset value per share. We calculate net asset value per share for each class of [each Fund] at the end of each business day.
>
> [First,] [w]e calculate the net asset value for each class of [a Fund] by determining the value of the [Fund's] assets in the class and then subtracting its liabilities. Next, we divide this amount by the number of shares that investors are holding in the class.

55. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> HOW ORDERS ARE PROCESSED
>
> Orders to buy, sell or exchange shares are processed on business days. Orders received by BACAP Distributors, PFPC or their agents before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share. The business day that applies to your order is also called the trade date. We may refuse any order to buy or exchange shares. If this happens, we'll return any money we've received to your selling agent.

56. The Prospectuses falsely stated that Banc Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 1, 2002 Nations Index Funds Prospectus stated as follows:

> The interests of a Fund's long-term shareholders and its ability to manage its investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations - also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When Banc Capital Management believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges by any person, group or account that is believed to be a market times.

57. In an effort to discourage frequent trading, mutual funds typically impose penalties on fundholders deemed to be engaged in timing and other harmful activities. Certain of the Prospectuses represented that a redemption fee may apply if the shares are sold or exchanged within 90 days of purchase: In order to limit excessive exchange activity and otherwise promote the best interests of the Funds, the International/global stock funds may assess a 2.00% redemption fee on the proceeds of fund shares that are purchased after August 1, 2002 and are redeemed (either by selling shares or exchanging into another fund) within 90 days of their purchase.

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the Nations Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in Nations Funds' shares;

c. That, contrary to the express representations in the Prospectuses, the Nations Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Nations Funds investors, that the favored investors should have been required to pay, pursuant to stated Nations Funds' policies;

d. That the Advisor Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Nations Funds and/or increased the Nations Funds' costs and thereby reduced the Nations Funds' actual performance; and

e. That the amount of compensation paid by the Nations Funds to the Advisor Defendants because of the Nations Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to the Advisor Defendants by the Nations Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. Nations Funds Trust is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

61. Plaintiff has not made a written demand of the current trustees as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

62. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

63. The current trustees of the Fund consists of the following 11 individuals: defendants Carmichael, Grigg, Keller, Mundy, Pings, Max Walker, Charles Walker, Benson, Gordon, Sommers and Word. Plaintiff has not made any demand on the present trustees of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees, officers and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the

Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the Fund's trustees, officers and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by trustees' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of trustees' and officers' liability insurance policies in the past few years, the trustees' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no trustees' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no trustees' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

64. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for Nations International Equity Fund for any of the wrongdoing alleged by plaintiff herein.

65. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

66. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

67. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

68. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

69. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

70. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

71. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

72. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

73. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

74. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

75. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

76. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

77. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

78. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

79. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

80. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

81. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Fund Assets

82. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

83. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

84. As a result of the waste of corporate assets, the defendants are liable to the Fund.

85. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

86. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

87. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

88. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

This 14th day of November, 2003.

F. Lane Williamson
N. C. State Bar No. 8568

Of Counsel:

Garlitz & Williamson, PLLC
212 South Tryon Street
Suite 930, The Johnston Building
Charlotte, North Carolina 28281
Telephone: 704/372-1282
Telefax: 704/372-1621

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ATTORNEYS FOR PLAINTIFF

JAN 7 - 2004

UNITED STATES DISTRICT COURT

DISTRICT OF NEW JERSEY

ROBERT GARFIELD, On Behalf of Himself and All Others Similarly Situated, Plaintiffs, vs. JANUS CAPITAL CORPORATION; STRONG CAPITAL MANAGEMENT, INC; CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, and CANARY CAPITAL PARTNERS, LTD., and JOHN DOES 1-100, Defendants. JANUS MERCURY FUND, JANUS TWENTY FUND; JANUS OLYMPUS FUND; JANUS INVESTMENT FUND SPECIAL EQUITY FUND; JANUS ORIOS FUND; JANUS 2 FUND; STRONG EQUITY FUNDS INC. ENTERPRISE FUND; STRONG EQUITY FUNDS II INC., MULTI AP VALUE FUND-GROWTH MIDCAP; STRONG OPPORTUNITY FUND INC.; STRONG EQUITY FUNDS INC. US EMERGING GROWTH; STRONG SHORT TERM INCOME – SHORT TERM BOND; STRONG ADVANTAGE FUND – ULTRA SHORT TERM BOND FUND; Nominal Defendants.	Civ. No. 03-4855(JCL) CLASS ACTION AMENDED COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS DEMAND FOR JURY TRIAL FILED NOV 17 2003 AT 8:30 M WILLIAM T. WALSH CLERK

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about, Janus Family of Funds and Strong Family of Funds (as defined in the caption of this case, above and hereinafter sometimes collectively referred to as "the Funds"), press releases, and media reports about the Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Janus Family of Funds and the Strong Family of Funds between January 1, 1999 and June 3, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. The Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

(a) that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C.

§ 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

4. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Robert Garfield ("Garfield") , as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units in the following mutual funds: Janus Fund Family: Mercury, Janus Twenty, Olympus, Special Equity, Orion, and Janus 2; Strong Fund Family: Enterprise, Growth Midcap, Opportunity, Technology, Emerging Growth, Short Term Bond, and Ultra Short Term Bond Fund. Garfield purchased these shares or units during the Class Period and has been damaged thereby.

7. Defendant Janus Capital Corporation ("Janus") is the investment adviser to the entire family of Janus Mutual Funds and is responsible for the day-to-day management of its investment portfolios and other business affairs of the Janus Funds. Janus (together with its predecessors) has served as investment adviser to the Janus Funds since 1970 and currently serves as investment adviser to all of the Janus funds. Janus furnishes continuous advice and recommendations concerning the Fund's investments. In addition, Janus employees serve as

officers of the trust overseeing the Funds, and Janus provides office space for the Funds and pays the salaries, fees and expenses of all Fund officers and those Trustees who are interested persons of Janus. The Funds pays Janus a management fee, which is calculated daily based on average daily net assets and paid monthly. The Fund's advisory agreement spells out the management fee and other expenses that the Fund. Janus maintains its corporate headquarters at 100 Fillmore Street, Denver, Colorado 80206.

8. Defendant Strong Capital Management, Inc. ("Strong") is the investment advisor for the Strong Family of Funds. Strong provides investment management services for mutual funds and other investment portfolios representing assets of over $38 billion as of February 28, 2003. Strong began conducting business in 1974. Since then, its principal business has been providing investment advice for individuals and institutional accounts, such as pension and profit-sharing plans, as well as mutual funds, some of which are available through variable insurance products. As compensation for its advisory services, each Fund pays Strong a management fee at the annual rate specified below of the average daily net asset value of the Strong Funds. Strong's address is P.O. Box 2936, Milwaukee, WI 53201.

9. Defendants Strong and Janus are referred to herein individually or collectively as the Adviser Defendants.

10. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

11. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

12. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

13. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

14. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

15. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; and Canary Investment Management, LLC; are collectively referred to herein as the "Canary Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Janus Funds and Strong Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the Funds or like interests in the Funds, between

January 1, 1999 and June 3, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in the Funds pursuant to a registration statement and prospectus. The registration statement and prospectus pursuant to which plaintiffs purchased their units in the Funds are referred to herein collectively as the "Funds' Prospectuses." The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

19. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

20. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

21. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

23. From 1999 to 2003, with the active assistance of the Adviser Defendants, Canary engaged in a fraudulent scheme to reap tens of millions of dollars at the expense of Plaintiff, the Class and the nominal defendant Funds. The scheme involved the complicity of the Adviser Defendants that violated their fiduciary duties to their beneficiaries in return for substantial fees and other income for themselves and their affiliates.

24. The scheme involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. This practice is by no means limited to Canary. Indeed: (1) it is widely acknowledged that timing inures to the detriment of long-term shareholders by diluting their interests in the fund; (2) because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it; and (3) nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

25. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Nonetheless, the mutual fund managers arranged to give Canary and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

26. The Fund's prospectuses created the impression that the Funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The Adviser Defendants willingness to negotiate away rules put in place to protect mutual fund investors in return for increased management fees constituted a blatant violation of the Adviser Defendants' fiduciary duties to Plaintiffs and Class, as well as a breach of the terms of the prospectus, which governed the operation and management of the Funds.

1. The Effect on Long Term Shareholders

27. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college

savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way the funds set their Net Asset Values ("NAV").

28. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.[1]

---

[1] A particularly striking historical example of time zone arbitrage is described in a June 10, 2000 article in TheStreet.Com entitled "Your International Fund May Have the 'Arbs Welcome' Sign Out":

> On Oct. 28, 1997, on the heels of a 10% decline in the U.S. stock market, Asian markets dropped precipitously. By 4 p.m. ET, however, the U.S. markets had recovered. To anyone following the Asian markets, it was clear that those markets would follow suit when they opened for trading.
>
> Unfortunately, this was not so clear to some mutual funds that invest in securities traded in Asian markets. These funds calculated their NAVs at the lower, 13 hours' stale closing prices on the exchange. Many arbitragers, knowing the funds' next-day NAV would rise, stood ready to exploit this pricing discrepancy.

(continued ...)

29. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

30. Effective timing captures an arbitrage profit, which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days—as Canary did—the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

31. The wealth transfer of arbitrage based on the timing of mutual fund transactions has numerous deleterious effects on investors in mutual funds. First and foremost, investors in the Funds were damaged by virtue of the diluted of fact that market timed transactions have on their interests in the Funds. Simply put, but for the market timed transactions, the NAV of the Funds would be higher. In addition "timed" transactions lead to greater transaction costs which must be borne by long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

(... continued)

> . . . They poured money into Asia/Pacific funds and sold them the next day, pocketing a one-day profit of around 10%. This profit came directly out of the pockets of the remaining shareholders.
>
> How much did shareholders in Asia-Pacific funds lose because the funds used stale prices to value their portfolios? Not surprisingly, the funds aren't talking. But based on methodology suggested by the SEC, shareholders in many of these funds would have seen their accounts drop by up to 2.5% overnight.

See also "International Funds Still Sitting Ducks for Arbs," TheStreet.com (July 1, 2000).

32. Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds—like those made by Canary—are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

33. Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

34. Given the harm that timing causes, and the tools available to put a stop to it, why would a mutual fund manager allow his fund to be timed? The answer lies in the way that mutual funds are organized. Typically a single management company sets up a number of mutual funds to form a family. For example, Janus is the manager for the Janus Family of Funds, including Janus Mercury Fund, Janus Twenty Fund, Janus Olympus Fund, Janus Investment Fund Special Equity Fund, Janus Orion Fund, Janus 2 Fund and so on. While each mutual fund is in fact its

own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

35. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the investment adviser more assets in exchange for the right to time trades. The Adviser Defendants all succumbed to temptation and allowed the Canary Defendants and other investors to enter into timed transactions, selling out their beneficiaries, so that these preferred investors could achieve a greater profit than the ordinary buy-and-hold investor and so that they could line their pockets with greater management fees.

36. As an additional inducement for allowing the timing, investment advisers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the investment advisers' other financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the adviser.

37. In addition to being an obvious violation of their fiduciary duties to Plaintiff and the Class, the Adviser Defendants violated the terms of the prospectuses governing the Funds because the prospectuses assured investors that "timing" was not permitted. For example, the "Excessive Trading Policy" in the February 25, 2002 prospectus for the Janus Income Funds states:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund

> shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund.
>
> . . .

Canary realized tens of millions of dollars in profits as a result of these timing arrangements.

B. Janus

38. Janus is the investment advisor for the Janus family of funds. In 2002, Janus granted permission for Canary to time the Janus Mercury fund. In exchange, Canary deposited "sticky" money into a Janus money market fund. Canary timed the Janus Mercury fund during 2002 and 2003. Janus subsequently granted Canary capacity to time its High Yield fund as well.

39. Plaintiff believes and alleged thereon that Janus entered into arrangements with other institutional investors in order to allow them to both execute "timed" transactions as well as engage in improper late trading of other Janus Funds. The arrangements with these additional investors, like the arrangements with the Canary Defendants, caused significant damages to the Funds as well as Plaintiffs and the Class as a result of, among other things, the dilutive effect such improper transactions had on shares in the Funds.

1. Canary's Additional Timing Capacity at Janus

40. In early 2003, Canary sought timing capacity in Janus' offshore funds. Through an intermediary, it contacted Janus and offered "sticky" assets in exchange for this additional timing capacity. In response, a concerned Janus employee sent e-mails to Richard Garland, the

CEO of Janus International, expressing alarm over the volume of market timing activity in Janus funds:

> I'm getting more concerned w/ all of these market timers and how they are affecting our PM's [*i.e.*, Portfolio Managers] trading activity. [Portfolio Managers] have voiced their sensitivity on a number of occasions re: this type of activity in JWF. I spoke to [a Janus employee] and confirmed that this is a big problem domestically and I want to avoid this at all cost before it gets too problematic offshore. Now that we have our exchange limitation in our prospectus, I would feel more comfortable not accepting this type of business because its too difficult to monitor/enforce & it is very disruptive to the PM's & operation of the funds. Obviously, your call from the sales side.

(JCG 000277)

41. The employee also recommended to Garland that Janus refuse the additional business from Canary due to the issues created for portfolio managers:

> "For now, I don't think we should take-on additional business of this nature....We need to keep our funds clean & minimise [sic] issues for PM's/fund performance. Do you agree?"

> Garland did not agree. He replied:

> "I have no interest in building a business around market timers, but at the same time I do not want to turn away $10-$20m! How big is the [Canary] deal . . .?"

42. After learning that Canary's timing could amount to between $10 and $50 million dollars, Garland gave the "[g]o ahead" for Canary's additional timing capacity on April 3, 2003. The new agreement with Canary was never finalized, however.

2. Janus Attempts To Establish A Timing Policy

43. Managing the extensive timing activity in its funds became difficult for Janus. In early June, 2003, it began to consider adopting a consistent policy on market timing. Discussion concerning development of such a policy was opened up to certain Janus employees. Comments included:

- "Our stated policy is that we do not tolerate timers. As such, we won't actively seek timers, but when pressed and when we believe allowing a limited/controlled amount of timing activity will be in JCG's best interests (increased profitability to the firm) we will make exceptions under these parameters." (JCG 000605)·

- "My own personal recommendation is not to allow timing, period, and follow the prospectus....[T]imers often hide multiple accounts and move on the same day which could hurt other investors and enrage the Pms....I don't think the static assets that we might be able to hold onto are worth the potential headaches, nor does this fall into our 'narrow and deep' focus. I suggest we maintain the timing agreements we have, but allow no more." (JCG 000569-570)·

- "[I]f we are going to allow timing, we want to be sure that there are enough static assets [i.e., "sticky" assets] so that we are making a decent profit for all the trouble we are put through." (JCG 000569)

3. The Janus Prospectuses

44. The Janus prospectus stated that timers were being policed and shut down. For example, the February 25, 2002 prospectus for the Janus Income Funds (including the HighYield Fund that Canary was timing) states under the heading "Excessive Trading Policy":

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund....

C. Strong

45. Strong is the advisor for the Strong family of mutual funds. Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund.

46. After agreeing which funds Canary would be allowed to time, Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13. On November 26, an internal Strong email documented the understanding with Canary:

> "[Canary] will be opening a brokerage account . . . valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets in other areas of Strong for Cash Management[2] and Hedge Fund purposes.

The trading arrangement was documented in more detail in a letter to Canary that day:

- The following funds are available for your strategy;
  - Strong Growth 20 Fund
  - Strong Growth Fund
  - Advisor Mid Cap Growth Fund
  - Strong Large Cap Growth Fund
  - Strong Dividend Income Fund
- If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
- You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
- All funds will be available for margin according to Reg T.
- We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
- All positions are limited to 1% of the assets within the fund....

---

[2] The cash management portion of this agreement was apparently never funded.

An e-mail the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping." Strong's prospectus stated that it would identify and bar timers from its funds. A Strong prospectus for one of the funds Canary timed reads:

> Market Timers
>
> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. . . .

It then goes on to reserve the right to shut market timers down:

> We reserve the right to:
>
> - Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
>
> - Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

47. After several months of trading, Canary wrote Strong on February 21, 2003:

> "We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok."

48. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

49. The Prospectuses falsely stated that Defendants actively safeguard shareholders from the harmful effects of timing.

50. In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time. Certain of the Prospectuses represented that a redemption fee may apply if the shares are sold or exchanged within 90 days of purchase:

> In order to limit excessive exchange activity and otherwise promote the best interests of the Funds, the International/Global Stock Funds may assess a 2.00% redemption fee on the proceeds of Fund shares that are purchased after August 1, 2002 and are redeemed (either by selling shares or exchanging into another Fund) within 90 days of their purchase.

51. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiff and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Canary Defendants and the John Doe Defendants to time their trading of the Funds shares and to "late trade";

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Nations Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Canary Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated Funds policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the Funds and/or increased the Funds' costs and thereby reduced the Funds' actual performance; and

(e) that the amount of compensation paid by the Funds to the Advisor Defendants, because of the Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to the Advisor Defendants by the Funds and their respective shareholders, including plaintiff and other members of the Class.

52. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding the Funds, their control over, and/or receipt and/or modification of the Funds' allegedly materially misleading misstatements and/or their associations with the Funds which made them privy to confidential proprietary information concerning the Funds, participated in the fraudulent scheme alleged herein.

53. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Canary and John Doe Defendants.

54. The Canary Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Funds for Violations of Section 11 Of The Securities Act

55. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

56. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Funds.

57. Defendants filed registration statements under the Securities Act of 1933 pursuant to which they sold shares of the Funds to plaintiffs and the other members of the Class and are statutorily liable under Section 11.

58. Plaintiff was provided with the Fund's Prospectuses and, similarly, prior to purchasing units of each of the Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

59. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact. Canary and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading.

The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that, pursuant to that agreement, Canary regularly timed and late-traded the Funds shares;

(b) that, contrary to the express representations in the Prospectuses, the Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against Canary;

(c) that the Fund Defendants regularly allowed Canary to engage in trades that were disruptive to the efficient management of the Funds and/or increased the Funds' costs and thereby reduced the Funds' actual performance; and

(d) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants and John Doe Defendants benefited financially at the expense of the Funds investors including plaintiff and the other members of the Class.

60. At the time they purchased the Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Janus and Strong as Control Persons of the Funds
For Violations of Section 15 of the Securities Act

61. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that

could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

62. This Claim is brought pursuant to Section 15 of the Securities Act against Janus and Strong each as a control person of the Fund. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Funds' public filings, press releases and other publications are the collective actions of Janus and Strong.

63. The Funds are liable under Section 11 of the Securities Act as set forth herein.

64. Janus was a "control person" of the Janus Family of Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the Janus Family of Funds -- by virtue of their positions of control and authority over Janus Family of Funds – Janus directly and indirectly, had the power and authority, and exercised the same, to cause the Janus Family of Funds to engage in the wrongful conduct complained of herein. Janus issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

65. Strong was a "control person" of the Strong Family of Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the Strong Family of Funds -- by virtue of their positions of control and authority over Strong Family of Funds – Strong directly and indirectly, had the power and authority, and exercised the same, to cause the Strong Family of Funds to engage in the wrongful conduct complained of herein.

Strong issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

66. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Janus and Strong are liable to plaintiff and the other members of the Class for the Funds' primary violations of Section 11 of the Securities Act.

67. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Janus and Strong.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

68. At all relevant times, the market for the Funds were an efficient market for the following reasons, among others:

(a) The Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As a regulated entity, periodic public reports concerning the Funds were regularly filed with the SEC;

(c) Persons associated with the Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

69. As a result of the foregoing, the market for the Funds promptly digested current information regarding the Funds from all publicly available sources and reflected such information in the respective the Funds NAV. Investors who purchased or otherwise acquired shares or interests in the Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Funds during the Class Period suffered similar injury through their purchase or acquisition of Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

70. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

71. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase the Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

72. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the

statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated the Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

73. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Funds' operations, as specified herein.

74. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

75. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

76. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the

continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Funds during the Class Period at distorted prices and were damaged thereby.

77. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

78. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

79. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Funds shares during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FOURTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Janus Capital Corporation and Strong Capital Management, Inc. [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

82. Janus and Strong served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

83. As a fiduciary pursuant to the Investment Advisers Act, Janus and Strong were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

84. During the Class Period, Janus and Strong breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Janus and Strong allowed the Canary and John Doe Defendants to secretly engage in timing of the Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Janus and Strong among other defendants, at the expense of plaintiff and other members of the Class.

85. Janus and Strong breached their fiduciary duty owed to plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

86. Janus and Strong are liable as direct participants in the wrongs complained of herein because of their position of authority and control over the Funds were able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Funds.

87. Janus and Strong had a duty to (1) disseminate accurate and truthful information with respect to the Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Janus and Strong participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Janus and Strong breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time and late trade the Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

88. As a result of Janus and Strong multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

89. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Janus and Strong and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and other members of the Class rescission of their contracts with Janus Capital Corporation and Strong Capital Management, Inc., including recovery of all fees which would otherwise apply, and recovery of all fees paid to Janus Capital Corporation and Strong Capital Management, Inc. pursuant to such agreements;

(d) causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: 11/12/03

PELLETTIERI, RABSTEIN & ALTMAN

By: ____________________
Arthur Penn, Esq.

790 Woodlane Road
Tarnsfield Plaza, Suite 6
Mt. Holly, NJ 08060
Phone: (609) 520-0900

GOODKIND LABATON RUDOFF & SUCHAROW, LLP
Joel H. Bernstein, Esq.

Attorneys for Plaintiffs

JS 44
(Rev. 3/99)

CIVIL COVER SHEET *

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

ROBERT GARFIELD, on behalf of himself and all others similarly situated

DEFENDANTS

JANUS CAPITAL CORPORATION, et al

(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF ____
(EXCEPT IN U.S. PLAINTIFF CASES)

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT ____
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)
Arthur Penn, Esq.
Pellettieri, Rabstein and Altman
790 Woodlane Rd., Mt. Holly, NJ 08060

ATTORNEYS (IF KNOWN)

II. BASIS OF JURISDICTION (PLACE AN "X" IN ONE BOX ONLY)

- ☐ 1 U.S. Government Plaintiff
- X 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (PLACE AN "X" IN ONE BOX FOR PLAINTIFF AND ONE BOX FOR DEFENDANT)
(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (PLACE AN "X" IN ONE BOX ONLY)

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Federal Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY
☐ 362 Personal Injury — Med. Malpractice
☐ 365 Personal Injury — Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/ Accommodations
☐ 444 Welfare
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence
HABEAS CORPUS:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC 881
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs.
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt. Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS — Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 810 Selective Service
X 850 Securities/Commodities/ Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes
☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

☐ 1 Original Proceeding
X 2 Removed from State Court
☐ 3 Remanded from Appellate Court
☐ 4 Reinstated or Reopened
☐ 5 Transferred from another district (specify)
☐ 6 Multidistrict Litigation
☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY) This is an amended complaint withdrawing the State law claims, alleging only federal securities claims, and withdrawing Ron Weiner as a plaintiff.

VII. REQUESTED IN COMPLAINT: X CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: X YES ☐ NO

VIII. RELATED CASE(S) (See instructions): **IF ANY** JUDGE ____ DOCKET NUMBER ____

DATE
11/12/03

SIGNATURE OF ATTORNEY OF RECORD

FOR OFFICE USE ONLY

RECEIPT # ____ AMOUNT ____ APPLYING IFP ____ JUDGE ____ MAG. JUDGE ____

* This is an amended complaint which is being filed following the removal of this case from State Court. The State Court CIS is attached hereto. The Civil No. following removal from State Court is 03-4855 (JCL).

CIVIL CASE INFORMATION STATEMENT (CIS)

Use for initial Law Division – Civil Part pleadings (not motions) under Rule 4:5-1.
Pleading will be rejected for filing, under Rule 1:5-6©, if information above the black bar is not completed or if attorney's signature is not affixed.

FOR USE E ERK'S OFFICE ONLY		
PAYMENT TYPE: CK	CG:	CA:
CHG/CK NO.		
AMOUNT:		
OVERPAYMENT:		
BATCH NUMBER:		

ATTORNEY/PRO SE NAME	TELEPHONE NUMBER	COUNTY OF VENUE
Arthur Penn	(609) 267-3390	Hudson

FIRM NAME (If applicable)	DOCKET #: (When available)
PELLETTIERI, RABSTEIN AND ALTMAN	Hud-L-4716-03

OFFICE ADDRESS	DOCUMENT TYPE
790 Woodlane Road Tarnsfield Plaza, Suite 6 Mt. Holly, NJ 08060	Complaint JURY DEMAND _X_YES __NO

NAME OF PARTY (e.g. John Doe, Plaintiff)	CAPTION
Robert Garfield and Ronald D. Weiner	Garfield, et al v. Banc of America Capital Mgmt., LLC; Janus Capital Corp.; Strong Capital Mgmt., Canary Capital Partners, LLC, Canary Investment Mgmt., LLC; and Canary Capital Partners, Ltd, et als

CASE TYPE NUMBER (See reverse side for listing)	IS THIS A PROFESSIONAL MALPRACTICE CASE? _____ YES __X_NO
508	IF YOU HAVE CHECKED YES, SEE N.J.S.A. 2A:53a-27 AND APPLICABLE CASE LAW REGARDING YOUR OBLIGATION TO FILE AN AFFIDAVIT OF MERIT

RELATED CASES PENDING?	IF YES, LIST DOCKET #S:
____YES __X__NO	

DO YOU ANTICIPATE ADDING ANY PARTIES (arising out of same transaction or occurrence)?	NAME OF DEFENDANT'S PRIMARY INSURANCE COMPANY, IF KNOWN ____ NONE __X_ UNKNOWN
_YES __X_NO	

THE INFORMATION PROVIDED ON THIS FORM CANNOT BE INTRODUCED INTO EVIDENCE

CASE CHARACTERISTICS FOR PURPOSES OF DETERMINING IF CASE IS APPROPRIATE FOR MEDIATION

A. DO PARTIES HAVE A CURRENT PAST OR RECURRENT RELATIONSHIP? _X_YES __ NO	IF YES, IS THAT RELATIONSHIP __EMPLOYER-EMPLOYEE __FRIEND/NEIGHBOR __FAMILIAL _X_BUSINESS _OTHER________

B. DOES THE STATUTE GOVERNING THIS CASE PROVIDE FOR PAYMENT OF FEES BY THE LOSING PARTY __YES _X_NO

USE THIS SPACE TO ALERT THE COURT TO ANY SPECIAL CHARACTERISTICS THAT MAY WARRANT INDIVIDUAL MANAGEMENT OR ACCELERATED DISPOSITION: This is a class action and derivative complaint brought by individual investors in various mutual funds. The causes of action are based on state claims, including breach of contract and fiduciary duty and unjust enrichment. Individual case management is warranted.

DO YOU OR YOUR CLIENT NEED ANY DISABILITY ACCOMMODATIONS? ____ YES _X__ NO	IF YES, PLEASE SPECIFY THE REQUESTED ACCOMMODATION:

WILL AN INTERPRETER BE NEEDED? __YES _X__NO IF YES, FOR WHAT LANGUAGE?_

ATTORNEY SIGNATURE [signature]

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY
NEWARK , NEW JERSEY 07101-0419

JAN 7 - 2004

(2)

Local Civil Rule 10.1(b) requires docket number and name of district judge on all pleadings filed with this office.

FINNELL	:	Civil Action No. 2:03cv04446
Plaintiff(s)	:	
v.	:	NOTICE OF ALLOCATION and ASSIGNMENT
BANK OF AMERICA CORP	:	
Defendant(s)	:	

ALLOCATION: Pursuant to Local Civil Rule 40.1(a), I have allocated this action to NEWARK. Please file all pleadings and make all motions returnable there.

ASSIGNMENT: This action has been assigned to United States District Judge Harold A. Ackerman for trial. Discovery and other non-dispositive matters have been assigned to United States Magistrate Judge G. Donald Haneke.

MEDIATION: You may consent to mediation of this action pursuant to Local Civil Rule 301.1. However, this matter may be referred to mediation by a judicial officer regardless of consent. See Attached.

MAGISTRATE JUDGE JURISDICTION: You may consent to conduct all proceeding, including trial and the entry of final judgment, before the United States Magistrate Judge in accordance with the provisions of 28 U.S.C. & 636(c).

NOTICE TO COUNSEL AND PRO SE LITIGANTS: The Court has directed that counsel and pro se litigants be advised that there will be STRICT ENFORCEMENT of Local Civil Rules 16.1 (pretrial conferences; scheduling; case management) and 26.1 (discovery). Sanctions may be imposed for failure to comply with the local rules and orders entered pursuant thereto. Sanctions may include dismissal of the action and suppression of the defense.

FILED
9-2-03
AT 8:30 .... M
WILLIAM T. WALSH
CLERK

WILLIAM T. WALSH
CLERK

by: Michael DeCapua
Deputy Clerk

Date:

DNJ-Civ-001(05/00)

ALTERNATIVE DISPUTE RESOLUTION
IN THE
UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

Mediation is the Alternative Dispute Resolution ("ADR") program in this Court. Mediation is governed by Local Civil Rule 301.1. The mediation program under this rule is supervised by a judicial officer (at present United States Magistrate Judge Ronald J. Hedges) who is available to answer any questions about the program.

Any district judge or magistrate judge may refer a civil action to mediation. This may be done without the consent of the parties. However, the Court encourages parties to confer among themselves and consent to mediation. Moreover, you are reminded that, when counsel confer pursuant to Rule 26(f) of the Federal Rules of Civil Procedure and Local Civil Rule 26.1, one of the topics that must be addressed is the eligibility of a civil action for participation in ADR.

A civil action may be referred to mediation at any time. However, one of the advantages of mediation is that, if successful, it enables parties to avoid the time and expense of discovery and trial. Accordingly, the Court encourages parties to consent to mediation prior to or at the time that automatic disclosures are made pursuant to Rule 26(a)(1) of the Federal Rules of Civil Procedure.

If parties consent to mediation, they may choose a mediator either from the list of certified mediators maintained by the Court or by the selection of a private mediator. If a civil action is referred to mediation without consent of the parties, the judicial officer responsible for supervision of the program will select the mediator.

Mediation is non-judgmental. The role of the mediator is to assist the parties in reaching a resolution of their dispute. The parties may confer with the mediator on an ex parte basis. Anything said to the mediator will be deemed to be confidential and will not be revealed to another party or to others without the party's consent. The first six hours of a mediator's time is free. The mediator's hourly rate thereafter is $250.00, which is borne equally by the parties.

If you would like further information with regard to the mediation program please review the Guidelines for Mediation, which are available on the Court's Web Site PACER, (pacer.njd.uscourts.gov) and appear as Appendix Q to the Local Civil Rules. You may also make inquiries of the judicial officer responsible for supervision of the program.

Civil actions in which there are pro se parties (incarcerated or not) are not eligible for mediation.

DNJ-Med-001(08/01)

REC'D S.E.C.

JAN 7 2004

1088

3

FILED

OCT 22

AT 8:30 ___
WILLIAM T. WALSH CLERK

JOSEPH W. COTCHETT (36324)
BRUCE L. SIMON (96241)
MARK C. MOLUMPHY (168009)
NANCY L. FINEMAN (124870)
PETER E. BORKON (212596)
COTCHETT, PITRE, SIMON & McCARTHY
San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, CA 94010
Telephone: (650) 697-6000

Attorneys for Jean Marie Maggi *et al.*
in *Maggi v. Bank of America Corporation et al.*,
Central District of California,
Case No. LAC V03-7249 RGK (MAN)

UNITED STATES DISTRICT COURT

DISTRICT OF NEW JERSEY

ROBERT K. FINNELL, et al., Plaintiffs, v. BANK OF AMERICA CORPORATION, et al., Defendants. and NATIONS MARSICO GROWTH FUND, et al., Nominal Defendant.	**CASE NO. 03-4446 (HAA)** **NOTICE OF MOTION BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION FOR TRANSFER AND FOR COORDINATION OR CONSOLIDATION OF PRETRIAL PROCEEDINGS PURSUANT TO 28 U.S.C. § 1407**

TO THE CLERK OF THE COURT, AND TO ALL PARTIES AND THEIR COUNSEL OF RECORD:

PLEASE TAKE NOTICE, that, pursuant to MDL Rule 5.2(b), Plaintiffs Jean Marie Maggi, individually, as representative of Angelina Maggi, and on behalf of all those similarly situated in Maggi v. Bank of America Corporation, et al., Central District of California, Case No. LAC VO3-7249 RGK (MAN) have filed a motion for transfer of this case, and for coordination or consolidation of pretrial proceedings, with the Judicial Panel on Multidistrict Litigation. A true and correct copy of the motion, served on all parties to this action, is attached hereto.

DATED: October 21, 2003

COTCHETT, PITRE, SIMON & McCARTHY

By: [signature]
BRUCE L. SIMON

Joseph W. Cotchett
Bruce L. Simon
Mark C. Molumphy
Nancy L. Fineman
Peter E. Borkon
COTCHETT, PITRE, SIMON & McCARTHY
San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, CA 94010
Tel.: (650) 697-6000
Fax: (650) 697-0577

Attorneys for Plaintiffs Jean Marie Maggi et al. in Maggi v. Bank of America Corporation et al., Central District of California, Case No. LAC VO3-7249 RGK (MAN)

6242.1

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

In re: BANK OF AMERICA MUTUAL FUND SECURITIES LITIGATION

MDL Docket No. _______

_______________________________________/

NOTICE OF MOTION AND MOTION BY PLAINTIFFS JEAN MARIE MAGGI, INDIVIDUALLY, AS REPRESENTATIVE OF ANGELINA MAGGI AND ON BEHALF OF A CLASS FOR TRANSFER AND COORDINATION OR CONSOLIDATION OF PRETRIAL PROCEEDINGS IN THE CENTRAL DISTRICT OF CALIFORNIA <u>PURSUANT TO 28 U.S.C. §1407</u>

TO THE CLERK OF THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION, AND TO ALL PARTIES AND THEIR ATTORNEYS OF RECORD IN THE PENDING ACTIONS REFERRED TO HEREIN:

PLEASE TAKE NOTICE that:

1. Pursuant to 28 U.S.C. § 1407, plaintiffs Jean Marie Maggi, individually, as representative of Angelina Maggi, ("Plaintiffs" or "Maggi"), and on behalf of the putative class hereby petition and moves the Judicial Panel on Multidistrict Litigation to transfer to the United States District Court for the Central District of California, and to coordinate or consolidate for pretrial proceedings, all federal court actions filed by or on behalf of investors who own and/owned shares in Bank of America mutual funds from October 1, 1998 through September 1, 2003.

2. This motion affects the following pending actions:

Central District of California

a. Jean Marie Maggi, individually, as representative of Angelina Maggi, and behalf of all those similarly situated v. Bank of America Corporation; Nations Funds Trust; Banc of America Capital Management, LLC; Bacap Distributors, LLC; Banc of America Securities, LLC; Richard M. DeMartini, Robert H. Gordon, Charles D. Bryceland, and Theodore C. Sihpol III, Case No. LAC V03-7249 RGK (MAN), Central District of California, Filed on October 9, 2003, presently assigned to R. Gary Klausner, though related and anticipated to be re-assigned to the Hon. Terry J. Hatter, Jr.

b. Leann Lin, individually and on behalf of herself and all others similarly situated v. Bank of America Corporation; Bank of America NA; Banc of America Capital Management LLC; Nations Fund Trust; and Robert H. Gordon, Case No. 03-6330 TJH, Central District of California, Filed on September 5, 2003; Assigned to the Hon. Terry J. Hatter.

c. Kathleen A. Sussman, Howard Segal, on behalf of themselves and all others similarly situated v. Nations Capital Growth Fund, Nations Marsico 21st Century Fund, Nations Marsico Focused Equities Fund, Nations Marsico Growth Fund, Nations Midcap Growth Fund, Nations Strategic Growth Fund, Nations Asset Allocation Fund, Nations Midcap Value Fund, Nations Smallcap Value Fund, Nations Value Fund, Nations Global Value Fund, Nations International Equity Fund, Nations International Value Fund, Nations Marsico International Opportunities Fund, Nations Government Securities Fund, Nations High Yield Bond Fund, Nations Intermediate Bond Fund, Nations Short-Intermediate Government Fund, Nations Short-Term Income Fund, Nations Strategic Income Fund,

Nations CA Intermediate Municipal Bond Fund, Nations CA Municipal Bond Fund, Nations FL Intermediate Municipal Bond Fund, Nations FL Municipal Bond Fund, Nations GA Intermediate Municipal Bond Fund, Nations Intermediate Municipal Bond Fund, Nations Kansas Municipal Income Fund, Nations MD Intermediate Municipal Bond Fund, Nations Municipal Income Fund, Nations NC Intermediate Municipal Bond Fund, Nations SC Intermediate Municipal Bond Fund, Nations Short-Term Municipal Income Fund, Nations TN Intermediate Municipal Bond Fund, Nations TX Intermediate Municipal Bond Fund, Nations VA Intermediate Municipal Bond Fund, Nations Largecap Enhanced Core Fund, Nations Largecap Index Fund, Nations Midcap Index Fund, Nations Smallcap Index Fund, Nations Lifegoal Balanced Growth Portfolio, Nations Lifegoal Growth Portfolio, Nations Lifegoal Income and Growth Portfolio, Nations Convertible Securities Fund, Nations CA Tax-Exempt Reserves, Nations Cash Reserves, Nations Government Reserves, Nations Money Market Reserves, Nations Municipal Reserves, Nations Tax-Exempt Reserves, Nations Treasury Reserves, also known as Nations Funds, Bank of America Corporation, Banc of America Capital Management LLC, Banc of America Advisors LLC, Nations Fund Inc., Robert H. Gordon, Theodore H. Sihpol, III, Charles D. Bryceland, Edward J. Stern, Canary Capital Partners LLC, Canary Investment Management LLC, Canary Capital Partners Inc., Case No. 03-CV-6957, Central District of California (Western Division), Filed on September 26, 2003; Assigned to the Hon. Gary A. Feess.

District of New Jersey

d. John Golisano, individually and on behalf of all others similarly situated v. Bank of America Corporation; Nations Institutional Reserves Convertible Securities Fund; Nations International equity Primary Fund; Nations Emerging Markets Fund; Nations Fund Inc.; Small Company Fund; Bank of America NA; Banc of American Capital Management, LLC; Bacap Distributors, LLC; Stephens Inc.; Edward J. Stern; Canary Investment Management, LLC; Canary Capital Partners, Ltd., and Does 1-100, Case No. 03-CV-4230 (HAA), District of New Jersey, Filed on September 8, 2003; Assigned to the Hon. Harold A. Ackerman.

e. Roderick L. Rohrer, individually and on behalf of all others similarly situated v. Nations Capital Growth Fund; Nations Marsico 21st Century Fund; Nations Marsico Focused Equities Fund; Nations Marsico Growth Fund; Nations Midcap Growth Fund; Nations Small Company Fund; Nations Strategic Growth Fund; Nations Asset Allocation Fund; Nations Midcap Value Fund; Nations Smallcap Value Fund; Nations Value Fund; Nations Global Value Fund; Nations International Equity Fund; Nations International Value Fund; Nations Marsico International Opportunities Fund; Nations Bond Fund; Government Securities Fund; Nations High Yeild Bond Fund; Nations Intermediate Bond Fund; Nations Short-Intermediate Government Fund; Nations Short-Term Income Fund; Nations Stragetic Income Fund; Nations CA Intermediate Municipal Bond Fund; Nations CA Municipal Bond Fund: Nations FL Intermediate Municipal Bond Fund; Nations FL Municipal Bond Fund; Nations GA Intermediate Municipal Bond Fund: Nations Intermediate Municipal Bond Fund; Nations Kansas Municipal Income Fund; Nations

MD Intermediate Municipal Bond Fund; Nations Municipal Income Fund; Nations NC Intermediate Municipal Bond Fund; Nations SC Intermediate Municipal Bond Fund; Nations Short-Term Municipal Income Fund; Nations TN Intermediate Municipal Bond Fund; Nations TX Intermediate Municipal Bond Fund; Nations VA Intermediate Municipal Bond Fund; Nations Largecap Index Fund; Nations Largecap Enhanced Core Fund; Nations Midcap Index Fund; Nations Smallcap Index Fund; Nations Lifegoal Balanced Growth Portfolio; Nations Life Goal Growth Portfolio; Nations Convertible Securities Fund; Nations CA Tax-Exempt Reserves; Nations Cash Reserves; Nations Government Reserves; Nations Money Market Reserves; Nations Municipal Reserves; Nations Tax Exempt Reserves; Nations Treasury Reserves (collectively known as "Nations Funds"); Banc of America Capital Management, LLC; Banc of America Advisors, LLC; Nations Fund, Inc.; Bank of America Corporation; Robert H. Gordon; Theodore H. Sihpol, III; Charles D. Bryceland; Edward J. Stern; Canary Capital Partners, LLC; Canary Investment Management, LLC; Canary Capital Partners, Ltd.; John Does, 1-100, Case No. 03-CV-4496, District of New Jersey (Newark), Filed on September 22, 2003; Assigned to Hon. Joseph A. Greenaway, Jr.

District of New York

f. Samuel T. Cohen, individually and on behalf of all others similarly situated v. Nations Capital Growth Fund; Nations Marisco 21st Century Fund; Nations Marsico Equities Fund; Nations Marsico Focused Equities Fund; Nations Marsico Growth Fund; Nations Midcap Growth Fund; Nations Small Company Fund; Nations Strategic Growth Fund; Nations Asset Allocation Fund; Nations Midcap Value Fund; Nations Smallcap Value Fund; Nations Value Fund; Nations Global Value Fund; Nations International Equity Fund; Nations International Equity Fund; Nations International Value Fund; Nations Marsico International Opportunities Fund; Nations Bond Fund; nations Government Securities Fund; Nations High Yield Bond Fund; Nations Intermediate Bond Fund; Nations Short-Intermediate Government Fund; nations short-Term Income Fund; Nations Strategic Income Fund; Nations CA Intermediate Municipal Bond Fund; Nations CA Municipal Bond Fund; Nations FL Intermediate Municipal Bond Fund; Nations FL Municipal Bond Fund; Nations GA Intermediate Municipal Bond Fund; Nations Intermediate Municipal Bond Fund; Nations Kansas Municipal Income Fund; Nations MD Intermediate Municipal Bond Fund; Nations Municipal Income Fund; Nations NC Intermediate Municipal Bond Fund; Nations SC Intermediate Municipal Bond Fund; Nations Short-Term Municipal Income Fund; Nations TN Intermediate Municipal Bond Fund; Nations TX Intermediate Municipal Bond Fund; Nations VA Intermediate Municipal Bond Fund; Nations Largecap Enhanced Core Fund; Nations Largecap Index Fund; Nations Midcap Index Fund; Nations Smallcap Index Fund; Nations Lifegoal® Balanced Growth Portfolio; Nations Lifegoal® Growth Portfolio; Nations Lifegoal® Income and Growth Portfolio; Nations Convertible Securities Fund; Nations CA Tax Exempt Reserves; Nations Cash Reserves; Nations Government Reserves; Nations Money Market Reserves; Nations Municipal Reserves; Nations Tax-Exempt Reserves; Nations Treasury Reserves (collectively known as "Nations Funds"); Bank of America Corporation; Banc of America Capital Management, LLC; Banc of America Advisors, LLC; Nations Fund, Inc.; Robert H. Gordon; Theodore H. Sihpol, III; Charles D.

Bryceland; Edward J. Stern; Canary Capital Partners, LLC; Canary Investment Management, LLC; Canary Capital Partners, Ltd.; and John Does 1-100, Case No. O3-CV-6847, Southern District of New York; Filed on September 8, 2003 and assigned to the Hon. Deborah A. Batts.

3. The Maggi action by Plaintiffs is a class action on behalf of all investors who purchased, reinvested, owned and/or sold shares in defendants' Nations Funds family of mutual funds at any time during the period from October 1, 1998 to September 1, 2003.

4. In the Maggi complaint, Plaintiffs seek relief for alleged violations of Section 11 of the Securities Act of 1933, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and breach of fiduciary duty, arising from defendants' participation in market timing and late trading schemes that harmed long term investors.

5. It is appropriate for the Panel to transfer all related Bank of America mutual fund shareholder actions to be centralized in the Central District of California as one of the primary defendants, Banc of America Capital Management, LLC, the investment manager for Nations Funds family is located in Los Angeles, California and, therefore, acts which form the basis of this lawsuit occurred in Los Angeles, California, and documents and witnesses are located in Los Angeles, California.

6. This motion is based on this Notice of Motion and Motion, the accompanying Memorandum of Points and Authorities and Schedule of Included Actions, filed herewith, and on such oral and documentary evidence as may be presented at the hearing on this motion.

///

///

///

7. Pursuant to Rule 16(a) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, the hearing on this motion shall be set at a place and time to be determined by the Panel.

Dated: October 21, 2003

COTCHETT, PITRE, SIMON & McCARTHY

By: ______________________
BRUCE L. SIMON

Joseph W. Cotchett
Bruce L. Simon
Mark C. Molumphy
Nancy L. Fineman
Peter E. Borkon
COTCHETT, PITRE, SIMON & McCARTHY
San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, CA 94010
(650) 697-6000
Fax (650) 697-0577

Attorneys for Plaintiffs and Movants
Angelina Maggi and Jean Marie Maggi

PROOF OF SERVICE

I am employed in the County of San Mateo; I am over the age of 18 years and not a party to the within cause. My business address is the Law Offices of Cotchett, Pitre, Simon & McCarthy, San Francisco Airport Office Center, 840 Malcolm Road, Suite 200, Burlingame, California, 94010.

On October 21, 2003 I served the following document(s) in the manner(s) described below:

NOTICE OF MOTION BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION FOR TRANSFER AND FOR COORDINATION OR CONSOLIDATION OF PRETRIAL PROCEEDINGS PURSUANT TO 28 U.S.C. § 1407

PROOF OF SERVICE

__ **BY MAIL:** I am readily familiar with this firm's practice for collection and processing of correspondence for mailing. Following that practice, I placed a true copy of the aforementioned document(s) in a sealed envelope, addressed to each addressee, respectively, as specified below. The envelope was placed in the mail at my business address, with postage thereon fully prepaid, for deposit with the United States Postal Service on that same day in the ordinary course of business.

__ **BY FACSIMILE:** I am readily familiar with this firm's practice for causing documents to be served by facsimile. Following that practice, I caused the aforementioned document(s) to be transmitted to the telephone number(s) of the addressee(s) specified below:

_X_ **BY OVERNIGHT COURIER SERVICE:** I am readily familiar with this firm's practice for causing documents to be served by overnight courier. Following that practice, I caused the sealed envelope containing the aforementioned document(s) to be delivered via overnight courier service to the addressee(s) specified below

__ **BY HAND DELIVERY:** I am readily familiar with this firm's practice for causing documents to be served by hand delivery. Following that practice, I caused the sealed envelope containing the aforementioned document(s) to be hand delivered to the addressee(s) specified below.

SEE ATTACHED SERVICE LIST

I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct. Executed at Burlingame, California, on October 4, 2003.

Laura C. Byrne

SERVICE LIST

BANK OF AMERICA CORPORATION
CT Corporation System
818 West Seventh Street
Los Angeles, CA 90017

Agent for Service of Process for Corporate Defendant Bank of America Corporation

BANC OF AMERICA CAPITAL MANAGEMENT, LLC
CT Corporation System
818 West Seventh Street
Los Angeles, CA 90017

Agent for Service of Process for Corporate Defendant Banc of America Capital Management, LLC

Canary Capital Partners, Ltd.
400 Plaza Drive
Secaucus, New Jersey, 07094

Corporate Defendant Canary Capital Partners, Ltd.

Canary Capital Partners, LLC
400 Plaza Drive
Secaucus, New Jersey, 07094

Corporate Defendant Canary Capital Partners, LLC

Canary Investment Management, LLC
400 Plaza Drive
Secaucus, New Jersey, 07094

Corporate Defendant Canary Investment Management, LLC

Kenneth D. Lewis
Bank of America Board of Directors
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Individual Defendant Kenneth D. Lewis

A. MAX WALKER
Bank of America Board of Directors
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Individual Defendant *A. Max Walker*

Robert H. Gordon
25 Cohawney Road
Scarsdale, NY 10583-2226

Individual Defendant *Robert H. Gordon*

Edward D. Bedard
Managing Director Banc of America Advisors, LLC
101 South Tryon Street
Charlotte NC 28255

Individual Defendant *Edward D. Bedard*

Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
270 Madison Avenue
New York, NY
10016

Attorneys for *Robert K. Finnell*

Martin D. Chitwood
Lauren D. Antonino
CHITWOOD & HARLEY
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309

JAN 7 - 2004

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

ROBERT K. FINNELL, Derivatively on behalf of Nations Funds, Plaintiff, vs. BANK OF AMERICA CORPORATION, *et al.*, Defendants, and NATIONS MARSICO GROWTH FUND and NATIONS FUND TRUST, INC., Nominal Defendants.	Judge Harold A. Ackerman Civil Action No. 03-CV-4446 (HAA)

NOTICE OF RESPONSE OF THE BANK OF AMERICA DEFENDANTS TO PLAINTIFF JEAN MARIE MAGGI'S MOTION FOR TRANSFER AND COORDINATION PURSUANT TO 28 U.S.C. § 1407

TO THE CLERK OF THE COURT, AND TO ALL
PARTIES OR THEIR COUNSEL OF RECORD:

PLEASE TAKE NOTICE that, pursuant to MDL Rule 7.2(c), the Bank of America Defendants have filed a response ("Response") to the motion for transfer of actions filed with the Judicial Panel on Multidistrict Litigation by Jean Marie Maggi, Plaintiff in Maggi v. Bank of America Corporation, Case No. LACV03-7249 (C.D. Cal.). A true and correct copy of the Response and Exhibits 1 through 19 thereto, served on all parties to this action, is attached hereto.

DATED: November 5, 2003

WACHTELL, LIPTON, ROSEN & KATZ

By: Paul K. Rowe, JCF

Bernard W. Nussbaum
Paul K. Rowe
Martin J.E. Arms

51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000
Fax: (212) 403-2000

Attorneys for the Bank of America Defendants